BEMA GOLD CORPORATION

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Shareholders of BEMA GOLD CORPORATION (hereinafter called the "Corporation") will be held in the MacKenzie Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, British Columbia, on Wednesday, the 23rd day of June, 2004 at 2:00 p.m. (local time), for the following purposes:

1.	To receive the report of the Directors;

2.
To receive the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2003 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3.	To elect Directors;

4.	To appoint Auditors and to authorize the Directors to fix their remuneration;

5.
To consider, and if thought fit, approve amendments to the Corporation's Incentive Stock Option Plan to increase the maximum number of shares reserved for stock options under the Plan by 9,000,000 and to respond to certain regulatory issues arising from the Corporation's listing on the Alternative Investment Market of the London Stock Exchange, as more particularly set out in the Management Proxy Circular forming part hereof; and

6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Corporation’s Annual Report containing the Directors' Report referred to in Item 1 above, as well as the Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2003, a Management Proxy Circular and a form of Proxy. The accompanying Management Proxy Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Management Proxy Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

DATED at Vancouver, British Columbia, this 14th day of May, 2004.

BY ORDER OF THE BOARD
BEMA GOLD CORPORATION

“Clive T. Johnson”

Clive T. Johnson
Chairman, President and Chief Executive Officer